SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q1 LOSS OF €185M AS TRAFFIC FALLS BY 99%
COVID-19 GROUNDS 99% OF FLEET - 40% OF FLIGHTS RESUME 1 JULY

Ryanair Holdings plc today (27 July) reported a Q1 loss of €185m, compared to a PY Q1 net profit of €243m. Highlights of Q1 include:

●        Over 99% of the fleet grounded from mid-March to end June.
●        Q1 traffic fell from 42m to 0.5m.
●        Group airlines operated repatriation, rescue & medical emergency flights.
●        Cash preservation prioritised - closing cash €3.9bn.
●        Cost reduction measures being successfully implemented.
●        Successful return to flying implemented in late June.

Q1 (IFRS) - Group	30 Jun. 2019	30 Jun. 2020	Change
Customers	41.9m	0.5m	-99%
Load Factor	96%	61%	-35pts
Revenue	€2,312m	€125m	-95%
PAT/(Net Loss)	€243m	(€185m)	n/m

COVID-19:
The past quarter was the most challenging in Ryanair's 35 year history.  Covid-19 grounded the Group's fleet for almost 4 months (from mid-March to end June) as EU Governments imposed flight or travel bans and widespread population lockdowns.  During this time, Group airlines repatriated customers and operated rescue flights for different EU Governments, as well as flying a series of medical emergency/PPE flights across Europe.  Our aircraft and crews were kept current by operating skeleton schedules and currency flights which ensured that the Group airlines were ready to efficiently resume flights when lockdown restrictions eased in most EU countries in late June/early July.  On 1 July, the Group resumed flights across the majority of our route network.  We expect to operate approx. 40% of our normal July schedule, rising to c. 60% in Aug. and, hopefully, 70% in Sept.  The Group has implemented extensive health measures through the travel journey, especially onboard aircraft, to comply with EU guidelines (published by the ECDC & EASA in May) to ensure that Group airlines maintain the health of our guests and crews while minimising the risk of Covid-19.

Ryanair's Customer Service teams safely returned to the office in June and, with support from Ryanair Labs, they are working through an unprecedented volume of customer emails and other communications related to flight changes and Covid-19 cancellations, while clearing a record backlog of refunds caused by almost 4 months of EU Government imposed flight cancellations.  This process has been delayed by unauthorised screen scrapers providing falsified customer details at the time of booking.  It is expected that over 90% of customer cash refund requests will be cleared by the end of July.

At this time, the Group expects FY21 traffic to fall by 60% (from 149m) to just 60m.  The Covid-19 crisis has already seen the closure of various EU airlines including Flybe, Germanwings, Level and Sun Express.  It has sparked a multi-billion flood of illegal State Aid from EU Governments to their flag carrier airlines including Alitalia, Air France/KLM, Lufthansa, SAS, TAP and others.  This illegal State Aid will distort competition and allow unsustainable flag carriers to engage in below cost selling for many years to come.  Many other airlines are cutting capacity, with the result that air travel in Europe is likely to be depressed for at least the next 2 or 3 years.  This will create opportunities for Ryanair (Europe's lowest cost airline group) to grow its network, and expand its fleet, to take advantage of lower airport and aircraft cost opportunities that will inevitably arise.

Q1 BUSINESS REVIEW:

Revenue & Costs
Revenue fell by 95% (almost €2.2bn) to just €125m as traffic dropped 99% at just 0.5m.  An 85% reduction in costs during Q1 was not sufficient to offset this revenue loss as bookings came to an abrupt standstill in the initial weeks of the Covid-19 crisis.  During the past 3 months significant work has been undertaken to improve Ryanair's cost leadership, which is vital if Group airlines are to compete against hugely subsidised flag carriers who will be able to engage in below cost selling for years to come.  The Group have negotiated modest pay cuts with our people and their unions that will, hopefully, help to avoid widespread job losses.

Our Route Development teams are working with airports all over Europe who have suffered substantial traffic declines during the Covid-19 crisis. Discussions are ongoing with aircraft suppliers to reduce aircraft lease rates and purchase prices to reflect the new post Covid-19 reality. The management team at Lauda were forced to implement a deep and painful rescue plan, which involved cutting the Lauda fleet from 38 to 30 aircraft in S.20 and substantially reducing headcount numbers in Vienna and Germany while closing its 3 aircraft Stuttgart base. Lauda worked closely with its people in Vienna to deliver substantial cost savings, enhanced productivity and more efficient rosters as without these savings Lauda's main Vienna base would have closed on 29 May last.

Boeing MAX update
It is over a year since the Group was due to take delivery of its first Boeing 737-MAX-200 aircraft.  Boeing are indicating a late Q3 2020 return to service in the US for the B737-MAX, allowing Ryanair to, hopefully, accept delivery of its first MAX-200 before the end of 2020 and potentially up to 40 MAXs ahead of S.2021. We remain committed supporters of these "gamechanger" aircraft which have 4% more seats, 16% lower fuel burn and 40% lower noise emissions.  These new aircraft will enable the Ryanair Group to grow to 200m passengers p.a. over the next 5 or 6 years while reducing the Group's cost base and significantly lowering its environmental footprint.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with over €3.9bn cash at 30 June. We own 333 unencumbered B737s (with a book value of approx. €7bn) and hold a BBB investment grade rating from both S&P and Fitch Ratings. Since mid-March, the Group has moved quickly and smartly to preserve cash, cut costs, cancel share buybacks and defer all non-essential capex.  This has protected the Group's very strong liquidity position as it returns to flying in July.  Over the winter, Ryanair will (as agreed last year) complete the sale of 7 of its oldest B737s and will continue to focus on cash preservation/generation and the repayment of maturing debt over the next 24 months.

BREXIT:
The challenge of Brexit, and in particular a no-deal Brexit, remains high.  We hope, before the end of the Transition Period in Dec., that the UK and Europe will agree a trade deal for air travel which will allow the free movement of people and the deregulated airline market between the UK and Ireland to continue.  As an EU airline, the Ryanair Group should be less effected by a no-deal Brexit than UK registered airlines.  We still, however, expect adverse trading consequences to arise.  Ryanair has put the necessary measures in place to ensure that the Group remains majority EU owned, including restricting voting rights of non-EU shareholders, in the event of a "hard-Brexit". We therefore expect the Group's AOCs in Austria, Ireland, Malta and Poland to continue to operate freely.  In addition, Ryanair's UK AOC (Ryanair UK) will be able to benefit from any bilateral agreements negotiated between the UK and non-EU countries while facilitating the operation of domestic UK flights.

OUTLOOK:
FY21 will be a very challenging year for the Ryanair Group of airlines.  It is impossible to predict how long the Covid-19 pandemic will persist, and a 2nd wave of Covid-19 cases across Europe in late autumn (when the annual flu season commences) is our biggest fear right now.  Hopefully EU Governments, by implementing effective track and tracing systems, and EU citizens by complying with recommended face masks, rigorous hand hygiene and other measures, will avoid the need for further lockdowns or restrictions on intra-EU flights.  It is vital that European economies begin the process of recovery this summer to minimise the damage arising from the Covid-19 pandemic and this recovery can only be led by intra-EU air travel which is the engine of EU growth and economic activity.

Given the current uncertainty, Ryanair cannot provide any FY21 PAT guidance at this time.  The Group currently expects to carry approx. 60m passengers in FY21 and expects to record a smaller loss in Q2 (which reflects a gradual return to flying from 1 July) than in Q1.  However, the Ryanair Group will emerge from the Covid-19 crisis with a much lower cost base, which will be essential to fund lower fares as the Group competes against unlawfully State aided flag carriers.  Further updates will be provided at Ryanair's AGM in Sept.

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-5921330

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair. Carrying 149m guests p.a. (pre Covid-19) on more than 2,500 daily flights from 79 bases, the Group connects over 240 destinations in 40 countries on a fleet of 470 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. over the next 5 or 6 years. Ryanair has a team of over 17,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 35-year safety record. Ryanair is Europe's greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 EU major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at June 30, 2020 (unaudited)
		At June 30,	At Mar 31,
		2020	2020
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,460.3	9,438.0
Right-of-use asset		217.9	236.8
Intangible assets		146.4	146.4
Derivative financial instruments	12	270.5	378.5
Deferred tax		86.8	53.6
Total non-current assets		10,181.9	10,253.3

Current assets
Inventories		3.0	3.3
Other assets		86.1	178.7
Current tax		38.2	44.5
Assets held for sale	11	98.7	98.7
Trade receivables		36.4	67.5
Derivative financial instruments	12	213.5	293.2
Restricted cash		34.1	34.4
Financial assets: cash > 3 months		1,095.1	1,207.2
Cash and cash equivalents		2,806.8	2,566.4
Total current assets		4,411.9	4,493.9
Total assets		14,593.8	14,747.2

Current liabilities
Provisions		57.6	43.3
Trade payables		1,331.2	1,368.2
Accrued expenses and other liabilities		2,525.5	2,589.4
Current lease liability		66.9	75.0
Current maturities of debt	12	1,919.3	382.3
Derivative financial instruments	12	684.2	1,050.0
Total current liabilities		6,584.7	5,508.2

Non-current liabilities
Provisions		28.8	36.6
Derivative financial instruments	12	98.0	180.5
Deferred tax		394.0	353.5
Non-current lease liability		154.7	170.9
Non-current maturities of debt	12	2,667.3	3,583.0
Total non-current liabilities		3,342.8	4,324.5

Shareholders' equity
Issued share capital	13	6.5	6.5
Share premium account		744.3	738.5
Other undenominated capital	13	3.5	3.5
Retained earnings	13	4,060.8	4,245.0
Other reserves		(148.8)	(79.0)
Shareholders' equity		4,666.3	4,914.5

Total liabilities and shareholders' equity		14,593.8	14,747.2

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2020 (unaudited)
			IFRS	IFRS
		Change*	Quarter	Quarter
			Ended	Ended
			Jun 30, 2020	Jun 30, 2019
	Note	%	€M	€M
Operating revenues
Scheduled revenues		-93%	100.7	1,517.4
Ancillary revenues		-97%	24.5	795.0
Total operating revenues		-95%	125.2	2,312.4

Operating expenses
Fuel and oil		+99%	8.9	783.9
Airport and handling charges		+94%	18.1	325.3
Staff costs		+77%	68.5	297.3
Route charges		+99%	2.3	209.6
Depreciation		+30%	134.0	192.8
Marketing, distribution and other		+71%	42.4	145.5
Maintenance, materials and repairs		+47%	36.2	68.1
Aircraft rentals		+84%	2.4	14.7
Total operating expenses		+85%	312.8	2,037.2

Operating (loss)/profit		-168%	(187.6)	275.2

Other (expense)
Net finance expense		+30%	(9.4)	(13.5)
Hedge Ineffectiveness / foreign exchange translation	2	-2,267%	(13.0)	0.6
Total other (expense)		-74%	(22.4)	(12.9)

(Loss)/profit before tax		-180%	(210.0)	262.3

Tax credit/(expense)	4	+228%	24.9	(19.4)

Net (Loss)/profit for the quarter - attributable to equity holders of parent		-176%	(185.1)	242.9

(Loss)/earnings per ordinary share (€)
Basic	9		(0.1699)	0.2147
Diluted	9		(0.1694)	0.2136
Weighted ave. no. ord. shares (in Ms)
Basic	9		1,089.4	1,131.5
Diluted	9		1,092.8	1,137.1

*'+' is favourable and '-' is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended June 30, 2020 (unaudited)

	Year Ended Jun 30,	Year Ended Jun 30,
	2020	2019
	€M	€M

(Loss)/profit for the year	(185.1)	242.9

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(69.9)	(76.7)

Other comprehensive income/(loss) for the year, net of income tax	(69.9)	(76.7)

Total comprehensive (loss)/income for the year - attributable to equity holders of parent	(255.0)	166.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended June 30, 2020 (unaudited)
		Year	Year
		Ended	Ended
		Jun 30,	Jun 30,
		2020	2019
	Note	€M	€M
Operating activities
(Loss)/profit after tax		(185.1)	242.9

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		134.0	192.8
Decrease/(Increase) in inventories		0.3	(1.3)
Tax (credit)/expense on profit	5	(24.9)	19.4
Share based payments		1.0	2.5
Decrease/(increase) in trade receivables		30.1	(7.4)
Decrease/(increase) in other assets		89.7	(71.2)
(Decrease)/increase in trade payables		(30.9)	246.5
(Decrease)/increase in accrued expenses		(67.3)	129.8
Increase in provisions		6.5	10.0
(Decrease) in net finance expense		(3.3)	(3.5)
Maturity of derivative instruments		(296.6)	-
Income tax paid		(0.7)	(19.5)
Net cash provided by operating activities		(347.2)	741.0

Investing activities
Capital expenditure purchase of property, plant and equipment	10	(137.4)	(389.5)
Decrease in restricted cash		0.3	0.5
Decrease/(increase) in financial assets: cash > 3 months		112.1	(573.5)
Net cash (used) in investing activities		(25.0)	(962.5)

Financing activities
Shareholder returns (net of tax)	13	-	(97.2)
Net proceeds from shares issued		5.8	2.3
Proceeds from long term borrowings		690.0	750.0
Repayments of long term borrowings		(68.0)	(79.6)
Lease liabilities paid		(20.5)	(13.1)
Net cash inflow/(outflow) financing activities		607.3	562.4

Increase in cash and cash equivalents		235.1	340.9
Net foreign exchange differences		5.3	7.1
Cash and cash equivalents at beginning of the period		2,566.4	1,675.6
Cash and cash equivalents at end of the quarter		2,806.8	2,023.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended June 30, 2020 (unaudited)

	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2019	1,133.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the year	-	-	-	648.7	-	-	-	648.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(385.9)	-	(385.9)
Total other comprehensive income	-	-	-	-	-	(385.9)	-	(385.9)
Total comprehensive income	-	-	-	648.7	-	(385.9)	-	262.8
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	3.0	-	19.1	-	-	-	-	19.1
Share-based payments	-	-	-	-	-	-	7.0	7.0
Repurchase of ordinary equity shares	-	-	-	(580.5)	-	-	-	(580.5)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased ordinary shares	(47.2)	(0.3)	-	-	0.3	-	-	-
Transfer of exercised and share based awards	-	-	-	3.7	-	-	(3.7)	-
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the quarter	-	-	-	(185.1)	-	-	-	(185.1)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(69.9)	-	(69.9)
Total other comprehensive loss	-	-	-	-	-	(69.9)	-	(69.9)
Total comprehensive loss	-	-	-	(185.1)	-	(69.9)	-	(255.0)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.9	-	5.8	-	-	-	-	5.8
Share-based payments	-	-	-	-	-	-	1.0	1.0
Transfer of exercised and expired share based awards	-	-	-	0.9	-	-	(0.9)	-
Balance at June 30, 2020	1,090.1	6.5	744.3	4,060.8	3.5	(181.2)	32.4	4,666.3

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended June 30, 2020

Income Statement

Scheduled revenues:
Scheduled revenues decreased by 93% to €100.7M due to a 99% decline in traffic to just 0.5M as EU governments imposed flight and / or travel bans due to the Covid-19 pandemic. This grounded approx. 99% of the Groups fleet for almost 4 months (from mid-March to late June). Revenue primarily relates to unused tickets which are recognised on a systematic basis, such that 12 months of time expired ticket revenue is recognised in revenue each fiscal year.

Ancillary revenues:
Ancillary revenues decreased by 97% to €24.5M due to a 99% decline in traffic (as highlighted above) to just 0.5M.

Total revenues:
As a result of the above, total revenues decreased by 95% to €125.2M.

Operating Expenses:

Fuel and oil:
Fuel and oil decreased by 99% to €8.9M due to a 98% reduction in sectors flown due to Covid-19 related fleet groundings.

Airport and handling charges:
Airport and handling charges decreased by 94% to €18.1M due to a 98% reduction in sectors.

Staff costs:
Staff costs decreased 77% to €68.5M due to reduced flight hours, a recruitment freeze, Group wide pay cuts and participation in EU government payroll support schemes.

Route charges:
Route charges decreased by 99% to €2.3M due to a 98% decrease in sectors due to Covid-19 related fleet groundings.

Depreciation:
Depreciation is 30% lower at €134.0M, due to reduced aircraft utilisation.

Marketing, distribution and other:
Marketing, distribution and other decreased by 71% to €42.4M as the Group reduced discretionary spending.

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased by 47% to €36.2M due to reduced utilisation of aircraft.

Aircraft rentals:
Aircraft rentals fell by 84% to €2.4M due to 12 fewer leased B737 aircraft in the fleet.

Other expense:
Other expense increased by €9.5M to €22.4M primarily due to unrealised foreign exchange losses on translation of U.S. dollar deposits, offset by jet fuel hedge revaluations and higher deposit interest.

Balance sheet:
Gross cash increased by €128.0M to €3,936.0M at June 30, 2020.
Gross debt rose by €597.0M to €4,808.2M due to raising €690M unsecured debt under the HMT and Bank of England CCFF, offset by €68.0M debt repayments and €20.5M lease liability payments.
Net debt was €872.2M at period end. (March 2020: €403.2M).

Shareholders' equity:
Shareholders' equity decreased by €248.2M to €4,666.3M in the period due to a net loss of €185.1M and IFRS hedge accounting treatment for derivatives of €69.9M.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the quarter ended June 30, 2020 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2019 Annual Report for the year ended March 31, 2019, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2019, are available at http://investor.ryanair.com/.

The June 30, 2020 figures and the June 30, 2019 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2019, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Board of Directors approved the condensed consolidated interim financial statements for the quarter ended June 30, 2020 on July 23, 2020.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for assets held for sale

Non-current assets are classified as held-for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for distribution and subsequent gains and losses on re-measurement are recognised in the income statement. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2020 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●        Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)

●        Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

●        Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)
●        Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) (effective for fiscal periods beginning on or after January 1, 2020)

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the quarter ended June 30, 2020.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●        IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)

●        Classification of liabilities as current or non-current (Amendments to IAS 1) (effective for fiscal periods beginning on or after January 1, 2023)

●        Amendments to IFRS 3 - Business Combinations, IFRS 16 - Property, Plant and Equipment, IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and Annual Improvements 2018 - 2020 (effective for fiscal periods beginning on or after January 1, 2022)

●        Amendment to IFRS 16 - Leases Covid-19 Related Rent Concessions (effective for fiscal periods beginning on or after June 1, 2020)

●        Amendment to IFRS 4 - Insurance Contracts - deferral of IFRS 9 (effective for fiscal periods beginning on or after January 1, 2021)

2.            Judgements and estimates

In preparing these financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies have been re-evaluated in light of Covid-19. The key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At June 30, 2020, a net liability of €755.7M was recognised on balance sheet in respect of the Group's jet fuel derivative instruments and a net asset of €468.5M was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.
The Group has recorded a charge of €13M in relation to unrealised foreign exchange translation of U.S. dollar deposits, offset by jet fuel hedge revaluations.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year has traditionally resulted in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2020 was 11.5% (June 30, 2019: 8.0%).  The tax credit for the quarter ended June 30, 2020 of €24.9M (Tax charge June 30, 2019: €19.4M) comprises a current tax charge of €8.2M, a deferred tax credit of €33.1M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5.            Share based payments

The terms and conditions of the Company's share based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €1.0M in the quarter ended June 30, 2020 (June 30, 2019: €2.5M) is the fair value of options granted in prior periods, which is being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At June 30, 2020 the Group had an operating fleet of 440 (2019: 455) Boeing 737 and 26 (2019: 20) Airbus A320 aircraft. The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation which will deliver (subject to EASA & FAA regulatory approval) over the next five or more years.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC ("Ryanair") is a reportable segment for financial reporting purposes. Buzz, Lauda and Malta Air do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

There are varying levels of integration between the operating segments. Inter-segment revenue is not material and thus not subject to separate disclosure.

Reportable segment information is presented as follows:

	Ryanair	Other	Total	Ryanair	Other	Total
	At June 30,	At June 30,	At June 30,	At June 30,	At June 30,	At June 30,
	2020	2020	2020	2019	2019	2019
	€M	€M	€M	€M	€M	€M
Segment revenue	121.3	3.9	125.2	2,215.0	97.4	2,312.4

Segment (loss)/PAT	(127.0)	(58.1)	(185.1)	277.9	(35.0)	242.9

Other segment information:
Depreciation	117.4	16.6	134.0	181.2	11.6	192.8
Capex	137.4	-	137.4	378.7	10.8	389.5

	Ryanair	Other	Total	Ryanair	Other	Total
	At June 30,	At June 30,	At June 30,	At March 31,	At March 31,	At March 31,
	2020	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M	€M
Segment assets	14,048.7	545.1	14,593.8	14,194.5	552.7	14,747.2
Segment liabilities	9,035.2	892.3	9,927.5	8,955.2	837.5	9,832.7

The Group has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated interim income statement.

9.            Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2020	2019

Basic earnings per ordinary share (€)	(0.1699)	0.2147
Diluted earnings per ordinary share (€)	(0.1694)	0.2136
Weighted average number of ordinary shares (in M's) - basic	1,089.4	1,131.5
Weighted average number of ordinary shares (in M's) - diluted	1,092.8	1,137.1

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 3.7M (2019: 5.6M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the period ended June 30, 2020 amounted to €137.4M and primarily relates to heavy maintenance checks and aircraft pre-delivery deposits.

11.          Assets held for sale

In August 2019, the Group entered into an agreement to sell 10 Boeing 737 aircraft in the years ending March 31, 2020 and 2021. 3 of these aircraft were sold during the year ended March 31, 2020. The remaining 7 aircraft are presented as assets held for sale as at June 30, 2020 and are stated at the lower of their carrying amount and fair value less costs to sell.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2019 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●        Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●        Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●        Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●        Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●        Derivatives - currency forwards, aircraft fuel contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2020 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2020, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●                    Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2020 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter ended June 30, 2020 that affect the fair value of our financial assets and financial liabilities.

12.          Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:
	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	265.6	265.6	372.5	372.5
- Interest rate swaps	4.9	4.9	6.0	6.0
	270.5	270.5	378.5	378.5
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	202.9	202.9	291.2	291.2
- Interest rate swaps	1.7	1.7	2.0	2.0
- EUA Assets	8.9	8.9	-	-
	213.5	213.5	293.2	293.2
Trade receivables*	36.4		67.5
Cash and cash equivalents*	2,806.8		2,566.4
Financial asset: cash > 3 months*	1,095.1		1,207.2
Restricted cash*	34.1		34.4
Other assets*	-		2.3
	4,185.9	213.5	4,171.0	293.2
Total financial assets	4,456.4	484.0	4,549.5	671.7

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2020	2020	2020	2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	-	-
- Jet fuel contracts	98.0	98.0	180.5	180.5
	98.0	98.0	180.5	180.5
Long-term debt	222.6	231.3	1,138.9	1,148.5
Bonds	2,444.7	2,311.0	2,444.1	1,965.0
	2,765.3	2,640.3	3,763.5	3,294.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	657.7	657.7	1,047.8	1,047.8
- U.S. dollar currency forward contracts	26.5	26.5	2.2	2.2
	684.2	684.2	1,050.0	1,050.0
Current maturities of debt	1,919.3	1,919.3	382.3	382.3
Trade payables*	1,331.2		1,368.2
Accrued expenses*	1,400.7		1,553.1
	5,335.4	2,603.5	4,353.6	1,432.3
Total financial liabilities	8,100.7	5,243.8	8,117.1	4,726.3
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments

13.          Shareholder returns

There were no share buybacks during the quarter ended June 30, 2020.

In FY20 the Company bought back 47.2M shares at a total cost of €581M.  This buyback was equivalent to approximately 4.2% of the Company's issued share capital at March 31, 2020.  All of these repurchased ordinary shares were cancelled at March 31, 2020.

As a result of the share buybacks in the year ended March 31, 2020, share capital decreased by 47.2M ordinary shares with a nominal value of €581M and the other undenominated capital reserve increased by a corresponding €0.3M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2020 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2019 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

On July 1, 2020, the Group resumed flying across the majority of its route network. We expect to operate approx. 40% of our normal July schedule, rising to approx. 60% in August and hopefully approx. 70% in September 2020. The Group is forecasting traffic of approx. 60m guests in FY21. The full extent of the ongoing impact of Covid-19 on the Group's longer-term operational and financial performance will depend on future developments, many of which are outside its control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group's business partners (particularly Boeing), and future EU Governmental actions, all of which are highly uncertain and cannot be predicted.

The Boeing 737-MAX, which was grounded in 2019, has undergone extensive regulatory testing and it is expected to return to service in North America in Q3 calendar 2020, which we hope will enable the Group to accept delivery of its first Boeing 737-MAX-200 aircraft before the end of 2020.

The Boeing 737-MAX, which was grounded in 2019, has undergone extensive regulatory testing and it is expected to return to service in North America in Q3 calendar 2020, which we hope will enable the Group to accept delivery of its first Boeing 737-MAX-200 aircraft before the end of 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 July, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary